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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )*


                     DATA PROCESSING RESOURCES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  237823-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                                   with copies to:                   and to:
Christopher W. Lancashire                          Bart Greenberg, Esq.              Robert F. DeMeter, Esq.
c/o Computec International Strategic               Riordan & McKinzie                Clark & Trevithick
    Resources, Inc.                                695 Town Center Drive,            800 Wilshire Blvd.,
801 North Brand Blvd., Suite 650                   Suite 1500                        12th Floor
Glendale, CA 91203                                 Costa Mesa, CA 92626              Los Angeles, CA 90017
(818) 500-3921                                     (714) 433-2626                    (213) 629-5700

--------------------------------------------------------------------------------

                                 April 30, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP No.      237823-10-9                                     Page 2 of 9 Pages
--------------------------                                     -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        Christopher W. Lancashire
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        PF (See Item 3)
--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

      NUMBER OF               338,940 (See Item 5)
       SHARES          ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
      OWNED BY
        EACH                   677,880 (See Item 5)
      REPORTING        ---------------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH
                              338,940 (See Item 5)
                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              677,880 (See Item 5)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        677,880
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.      237823-10-9                                     Page 3 of 9 Pages
--------------------------                                     -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        Alicia R. Lancashire
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        PF (See Item 3)
--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Argentina
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

      NUMBER OF               338,940 (See Item 5)
       SHARES          ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER
      OWNED BY
        EACH                   677,880 (See Item 5)
      REPORTING        ---------------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH
                              338,940 (See Item 5)
                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              677,880 (See Item 5)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        677,880
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                 The reporting persons named in Item 2 below are hereby jointly filing this statement on Schedule 13D because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, by virtue of their affiliated status and/or action in concert with respect to the acquisition of shares of Common Stock (as hereinafter defined in Item 1 below). Each of the reporting persons named in Item 2 disclaims beneficial ownership of the Common Stock held on behalf of the other reporting persons.

Item 1.          Security and Issuer.

                 This Schedule 13D (this "Schedule") relates to the acquisition of 677,880 shares of common stock ("Common Stock"), $.01 par value per share, CUSIP No. 237823-10-9 (the "Securities"), of Data Processing Resources Corporation, a California corporation (the "Issuer"), having its principal executive offices at 4400 MacArthur Boulevard, Suite 600, Newport Beach, California 92660.

Item 2.          Identity and Background.

                 This Schedule is filed on behalf of Christopher W. Lancashire ("C. Lancashire") and Alicia R. Lancashire ("A. Lancashire," and together with
C. Lancashire, the "Purchasers"). C. Lancashire is employed as Chief Executive Officer and President of Computec International Strategic Resources, Inc., a California corporation, formerly known as DPRC Acquisition Corp. ("Acquisition Corp."), and A. Lancashire is employed as Vice President of Acquisition Corp. Acquisition Corp. is a wholly owned subsidiary of the Issuer. C. Lancashire and A. Lancashire are husband and wife and reside in California, a community property state. The business address of C. Lancashire, A. Lancashire and Acquisition Corp. is 801 North Brand Boulevard, Suite 650, Glendale, California 91203.

                 During the last five years, neither of the Purchasers has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 C. Lancashire is a citizen of the United States and A. Lancashire is a citizen of Argentina.

Item 3.          Source and Amount of Funds or Other Consideration.

                 The Securities were acquired by the Purchasers pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") dated April 29, 1997, by and among the Purchasers, the Issuer, Acquisition Corp., Computec International Strategic Resources, Inc., a California corporation ("Computec"), and Merrill Lynch Trust Company of California, a

California corporation (the "Trustee"), as Trustee of the Lancashire Charitable Remainder Unitrust. Under the Merger Agreement, Computec merged with and disappeared into Acquisition Corp., effective April 30, 1997 (the "Effective Time"). Under the Merger Agreement, the Purchasers and the Trustee delivered to the Issuer upon the Effective Time all of the issued and outstanding shares of capital stock of Computec (the "Computec Shares"). Concurrently, each of the Purchasers received their share of the Securities according to their respective ownership interest in Computec. The Purchasers and the Trustee also received a cash amount according to their respective ownership interest in Computec. Pursuant to the Merger Agreement, each of the Purchasers is also entitled to receive additional consideration consisting of additional shares of Common Stock of the Issuer (the "Additional Share Consideration") according to their respective ownership interest in Computec, the aggregate amount of which is contingent upon the financial performance of Acquisition Corp. measured as of certain dates following the Effective Time. Although the exact number of shares to be issued in the form of Additional Share Consideration is still undetermined, the Merger Agreement provides that such number shall not exceed the number of shares issued at the Effective Time, or 677,880 shares of Common Stock (as adjusted to reflect subsequent stock splits and recapitalizations).

                 No part of the purchase price (which was paid by delivery of the Computec Shares) was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4.          Purpose of Transaction.

                 The Purchasers have each acquired the Securities solely for investment purposes and not for the purpose of changing or influencing the control of the Issuer. Notwithstanding the foregoing, the Merger Agreement provides that following the Effective Time, at the next meeting of the Board of Directors of the Issuer, the Issuer will increase the authorized number of members of the Board of Directors from five to seven and will cause C. Lancashire to be elected to the Board of Directors of the Issuer.

                 Neither of the Purchasers presently has any plans or proposals which relate to or would result in:

                 (a) The acquisition of additional securities, or disposition of securities of the Issuer, other than the acquisition of the Additional Share Consideration;

                 (b) Other than the merger of Computec with and into Acquisition Corp., which occurred at the Effective Time, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                 (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                 (d) Other than as disclosed above, any change in the present Board of Directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                 (e) Any material change in the present capitalization or dividend policy of the Issuer;

                 (f) Any other material change in the Issuer's business or corporate structure;

                 (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

                 (h) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

                 (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                 (j)      Any similar action to any of those enumerated above.

Item 5.          Interest in Securities of The Issuer.

                 (a) As of April 29, 1997, there were 10,217,699 shares of the Issuer's Common Stock outstanding, which is the number of outstanding shares confirmed by the Issuer as of such date. Based on the foregoing, C. Lancashire, as the sole beneficial owner of 338,940 shares of Common Stock of the Issuer, holds 3.3% of the outstanding Common Stock of the Issuer. A. Lancashire, as the sole beneficial owner of 338,940 of Common Stock of the Issuer, holds 3.3% of the outstanding Common Stock of the Issuer. The Purchasers, as husband and wife, may each be deemed to be the beneficial owners of 6.6% of the outstanding Common Stock of the Issuer.

                 (b) C. Lancashire has sole voting and dispositive power with respect to 338,940 shares of Common Stock of the Issuer. A. Lancashire has sole voting and dispositive power with respect to 338,940 shares of Common Stock of the Issuer. Jointly, the Purchasers may be deemed to have shared voting and dispositive power with respect to 677,880 shares of Common Stock of the Issuer.

                 (c) Other than the purchases of the Securities described in Item 3 herein, no other transactions by either of the Purchasers with respect to the Securities was effected during the past 60 days.

                 (d) Pursuant to the Merger Agreement, 286,965 shares of Common Stock acquired by the Purchasers (the "Escrowed Shares"), or 2.8% of the outstanding Common Stock of the Issuer, is required to be delivered to and held by an escrow agent (the "Escrow Agent") for a period not to exceed two years after the Effective Time, to secure certain indemnification claims of the Issuer against the Purchasers. Pursuant to the Escrow Agreement dated April 29 1997, among the Purchasers, the Issuer and the Escrow Agent signed concurrently with the Merger Agreement, the Escrow Agent during the term of the Escrow Agreement shall receive any additional shares of Common Stock of the Issuer that are issuable to the Purchasers by virtue of any stock dividend, reclassification, stock split, subdivision or combination of shares, recapitalization, merger or other event, made with respect to the Escrowed Shares. Any cash dividends, dividends payable in property or other distributions of any kind (except for the issuance of additional shares described in the preceding sentence) shall be distributed directly by the Issuer to the Purchasers.

                 (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 The Purchasers have entered into the Merger Agreement, described in Item 3, above, the Escrow Agreement, described in Item 5, above, as well as a Registration Rights Agreement with the Issuer, entitling the Purchasers to certain demand and incidental registration rights beginning one year after the Effective Time.

                 The Purchasers have executed a joint reporting agreement (the "Joint Reporting Agreement") dated May 8, 1997, which is being filed herewith, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule and any amendments thereto.

Item 7.          Material to be Filed as Exhibits.

                 The Purchasers file as exhibits the following:

                 Exhibit 1: The Joint Reporting Agreement dated May 8, 1997, between Christopher W. Lancashire and Alicia R. Lancashire.

                 Exhibit 2: The Agreement and Plan of Merger dated April 29, 1997 (without exhibits and schedules attached thereto), among Data Processing Resources Corporation, DPRC Acquisition Corp., Computec International Strategic Resources, Inc., Christopher W. Lancashire, Alicia R. Lancashire and Merrill Lynch Trust Company of California, as Trustee of the Lancashire Charitable Remainder Unitrust.

                 Exhibit 3: The Escrow Agreement dated April 29, 1997, among Data Processing Resources Corporation, Christopher W. Lancashire, Alicia R. Lancashire and U.S. Trust Company of California, N.A.

                 Exhibit 4: The Registration Rights Agreement dated April 29, 1997, among Data Processing Resources Corporation, Christopher W. Lancashire and Alicia R. Lancashire.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 1997


                                          /s/ CHRISTOPHER W. LANCASHIRE
                                          ------------------------------------
                                          CHRISTOPHER W. LANCASHIRE



                                          /s/ ALICIA R. LANCASHIRE
                                          ------------------------------------
                                          ALICIA R. LANCASHIRE

                                 EXHIBIT INDEX



Exhibit                                                                 Sequential
Number                             Description                            Page No.
------                             -----------                          ----------
Exhibit 1     The Joint Reporting Agreement dated May 8, 1997, between
              Christopher W. Lancashire and Alicia R. Lancashire.

Exhibit 2     The Agreement and Plan of Merger dated April 29, 1997
              (without exhibits and schedules attached thereto), among Data Processing Resources Corporation, DPRC Acquisition
              Corp., Computec International Strategic Resources, Inc.,
              Christopher W. Lancashire, Alicia R. Lancashire and
              Merrill Lynch Trust Company of California, as Trustee of the Lancashire Charitable Remainder Unitrust.

Exhibit 3     The Escrow Agreement dated April 29, 1997, among Data
              Processing Resources Corporation, Christopher W.
              Lancashire, Alicia R. Lancashire and U.S. Trust Company of California, N.A.

Exhibit 4 The Registration Rights Agreement dated April 29, 1997, among Data Processing Resources Corporation, Christopher
              W. Lancashire and Alicia R. Lancashire.